 Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company”)

January 16, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Re: Immediate Report – Class Action Against Pelephone Communications Ltd.

On January 15, 2020, the Company received a notice from its subsidiary, Pelephone Communications Ltd. (“Pelephone”) regarding a motion for approval of a claim as a class action which was filed against Pelephone in the Tel Aviv-Jaffa District Court. The Motion states that Pelephone is forcing any customer who purchases, either via the computer or via a cellular phone application, an overseas communication package – that includes voice and/or data (the “Package”), to give his consent to receive marketing materials from Pelephone, in violation of, inter alia, sections 4G and 30A of the Communications Law (Telecommunications And Broadcasting), 5742-1982.

According to the motion, the amount of the class action cannot be estimated at this stage and is over NIS 2.5 million.

Pelephone is studying the motion and cannot assess its likelihood of success at this time.

Sincerely yours,

Bezeq The Israel Telecommunication Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.